The Real Brokerage to Present at the August 24th Virtual Investor Summit Conference

TORONTO and NEW YORK, August 21, 2023 -- The Real Brokerage Inc. ("Real" or the "Company") (NASDAQ: REAX), the fastest growing publicly traded real estate brokerage, today announced that Chairman and Chief Executive Officer Tamir Poleg will be presenting at the virtual August 24th Investor Summit on Thursday, August 24, 2023 at 9:00 a.m. ET.

Real's remarks will be broadcast live and can be accessed by interested parties at the link below, and in the "Investors" section of www.onereal.com.

Date:  Thursday, August 24, 2023
Time: 9:00 a.m. ET
Webcast link: https://us06web.zoom.us/webinar/register/WN_ZBCjTHw5Qhya7_VggDOyZA

About Real

The Real Brokerage Inc. is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for home buyers and sellers. The company was founded in 2014 and serves 47 states, D.C., and four Canadian provinces with over 11,000 agents. Additional information can be found on its website at www.onereal.com.

Contact Information

For additional information, please contact:
Jason Lee
Vice President, Capital Markets & Investor Relations
investors@therealbrokerage.com
908.280.2515

For media inquiries, please contact:
Elisabeth Warrick
Senior Director, Marketing, Communications & Brand
elisabeth@therealbrokerage.com

201.564.4221